EXHIBIT 99.2
                                                                    ------------



FEBRUARY 10, 2004
NEWS RELEASE
ARC ENERGY TRUST ANNOUNCES YEAR-END 2003 FINANCIAL RESULTS
--------------------------------------------------------------------------------

CALGARY, February 10, 2004 (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or "the Trust") released today its year-end 2003 financial results.

Strong commodity prices, the acquisition of Star Oil and Gas Ltd. ("Star") and excellent drilling results contributed to a record year in all aspects for ARC. ARC exceeded 2002 results in aggregate and on a per unit basis in production, revenues, cash flow, net income and distributions. ARC also significantly strengthened its balance sheet during the year with a year-end debt to cash flow ratio of 0.7.

FINANCIAL AND OPERATING HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED          12 MONTHS ENDED
                                                                           DECEMBER 31               DECEMBER 31
($CDN thousands, except per unit and volume amounts)                     2003         2002          2003         2002
---------------------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                                              178,927      117,639       731,233      444,835
         Per unit(1)                                                     1.02         0.93          4.73         3.72
         Per boe                                                        34.05        30.58         36.87        28.73
Cash flow (7)                                                          89,617       61,495       396,180      223,969
         Per unit(1)                                                     0.51         0.49          2.56         1.87
         Per boe                                                        17.05        15.99         19.98        14.46
Net income (5) (6)                                                     54,465       28,374       290,201       71,047
         Per unit(1)                                                     0.31         0.22          1.85         0.59
Cash distributions                                                     78,603       48,060       279,328      183,617
         Per unit(2)                                                     0.45         0.39          1.80         1.56
Net debt outstanding                                                  262,071      347,795       262,071      347,795
---------------------------------------------------------------------------------------------------------------------
OPERATING (9)
Production
         Crude oil (bbl/d)                                             22,851       20,256        22,886       20,655
         Natural gas (mmcf/d)                                           180.8        109.2         164.2        109.8
         Natural gas liquids (bbl/d)                                    4,140        3,355         4,086        3,479
         Total (boe/d) (4)                                             57,120       41,808        54,335       42,425
Average prices
         Crude oil ($/bbl)                                              31.69        30.20         34.48        31.63
         Natural gas ($/mcf)                                             5.65         5.26          6.21         4.41
         Natural gas liquids ($/bbl)                                    30.14        27.49         32.19        24.01
         Oil equivalent ($/boe)(4)                                      34.05        30.58         36.87        28.73
---------------------------------------------------------------------------------------------------------------------
RESERVES (9)
Proved plus probable (8)
         Crude oil and natural gas liquids (Mbbl)                          --           --       129,663      117,241
         Natural gas (Mmcf)                                                --           --         720.2        408.8
         Total (Mboe)                                                      --           --       249,704      185,371
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL
                                  (thousands)
Trust units outstanding at end of period                              179,780      123,305       179,780      123,305
Trust units issuable for Exchangeable Shares                            2,997        3,139         2,997        3,139
Trust units outstanding and units issuable for Exchangeable
   Shares at end of period                                            182,777      126,444       182,777      126,444
Weighted average units and Exchangeable Shares(3)                     174,991      126,370       154,695      119,613
---------------------------------------------------------------------------------------------------------------------
TRUST UNIT TRADING STATISTICS
(based on intra-day trading)
Unit prices
         High                                                         $ 14.87      $ 12.74      $  14.87     $  13.44
         Low                                                          $ 13.31      $ 11.04      $  10.89     $  11.04
         Close                                                        $ 14.74      $ 11.90      $  14.74     $  11.90
Daily average trading volume (thousands)                                  395          269           430          305
---------------------------------------------------------------------------------------------------------------------

(1) Based on weighted average trust units and exchangeable shares outstanding for the period.
(2)  Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio.
(4)  Natural gas converted to boe on a 6:1 basis.
(5) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures which were issued and subsequently converted during 2003.
(6) Net income for 2002 has been restated to reflect the retroactive application of a change in accounting policy relating to Asset Retirement Obligations.
(7) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(8) Reserve numbers are based on established (proved plus 50 per cent probable) company interest reserves prior to royalties for 2002 and for 2003 are based on total proved plus probable company interest reserves prior to royalties as defined in National Instrument 51-101 ("NI 51-101").
(9) Production and reserves amounts are calculated based on company interest reserves and production prior to royalties.

News Release - February 11, 2004
Page 2
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HIGHLIGHTS

         o On April 16, 2003, ARC completed the acquisition of Star for total consideration of $721.6 million after final closing adjustments. Subsequent to closing, ARC completed the disposition of certain Star properties for total proceeds of $78.2 million.

         o Strong commodity prices, excellent drilling results and increased production volumes as a result of the Star acquisition resulted in record cash flow of $396.2 million ($2.56 per unit) in 2003 compared to $224 million ($1.87 per unit) in 2002. Cash flow in the fourth quarter was $89.6 million ($0.51 per unit) as compared to $61.5 million ($0.49 per unit) in the comparable period in 2002. The continued strengthening of the Canadian dollar relative to the U.S. dollar had a negative impact on revenue and cash flow in the third and fourth quarters. The rise of the Canadian/U.S. exchange rate by 22 per cent during 2003 materially decreased the Canadian dollar denominated commodity prices realized by the Trust and all other Canadian oil and gas companies.

         o Despite the adverse effect of the rising Canadian dollar which mitigated the impact of rising commodity prices traded in U.S. dollars, ARC was able to maintain stable distributions of $0.15 per unit throughout 2003. The Trust declared distributions of $279.3 million in 2003 ($1.80 per unit) compared to $183.6 million in 2002 ($1.56 per unit), representing 71 per cent and 82 per cent of 2003 and 2002 cash flow, respectively. Distributions paid to unitholders have a return of capital (tax deferred) portion and a return on capital (taxable) portion. Distributions paid in calendar year 2003 were $1.78, of which 85 per cent is taxable and 15 per cent is tax deferred. ARC estimates that 2004 distributions will also be 85 per cent taxable and 15 per cent tax deferred.

         o ARC's production volumes increased 28 per cent in 2003 to 54,335 boe/d, primarily as a direct result of the Star acquisition. Production volumes in the fourth quarter averaged 57,120 boe/d, an increase of 37 per cent from the fourth quarter of 2002, as the Trust benefited from the Star acquisition and from a successful drilling program. ARC's $156 million capital development budget supported drilling activity that was focused in the Hatton, Horsham and Jenner areas in southwest Saskatchewan and southeast Alberta. A number of wells were also drilled in Dawson and Ante Creek in northern Alberta and British Columbia. The Board of Directors has approved a $175 million capital development budget for 2004 and ARC continues its drilling and optimization activities on existing assets.

         o During the second half, ARC completed the disposition of certain of its minor, non-core properties for total consideration of $77 million before final closing adjustments. The disposition of these properties will allow the Trust to focus on development opportunities in its core areas.

         o The Trust successfully completed two bought deal equity offerings in February and November 2003 which netted $136 million and $184 million, respectively. The proceeds from these offerings were used to repay debt and to fund a portion of ARC's 2004 capital development program. In addition to these two offerings, ARC issued $320 million of convertible debentures in conjunction with the Star acquisition. These debentures were converted into 27 million trust units between May and August 2003. Currently ARC's debt to cash flow ratio is 0.7, well under the industry average.

         o ARC replaced 424 per cent of annual production at an all in annual Finding, Development and Acquisition ("FD&A") cost of $8.50 per barrel of oil equivalent ("boe") before consideration of future development capital ("FDC") for the proved plus probable reserves category; including FDC, the FD&A cost was $10.54 per boe.

         o ARC recorded positive reserve revisions, including infill drilling, of 8.1 mmboe proved and 14.7 mmboe proved plus probable. These revisions represent increases of 4.2 per cent and 6.2 per cent for the proved and proved plus probable categories, respectively. Positive reserve revisions have been achieved every year since inception of the Trust.

         o For complete reserve information see the news release dated February 11, 2004, "ARC Energy Trust Releases Year-End Reserves Information".

ACQUISITION OF STAR OIL & GAS LTD.

On April 16, 2003, ARC completed the acquisition of Star for total consideration of $721.6 million after final closing adjustments. The acquisition was funded through a combination of bank debt and the issuance to the vendor of $320 million in special convertible subordinated debentures. In related transactions that closed on May 2, 2003, ARC sold certain producing properties and undeveloped acreage comprising part of the acquired assets to third parties for $78.2 million.

The Trust recorded goodwill of $157.6 million on the acquisition of Star as a result of purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration paid plus the future

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News Release - February 11, 2004
Page 3
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income tax liability recorded upon acquisition less the deemed fair value, for accounting purposes, of the Star assets. The fair value, for accounting purposes, of the Star assets of $794 million was determined based on a 10 per cent discounted value of established reserves as per an independent reserve evaluation, which compares favorably to the $721.6 million consideration paid after closing adjustments. The difference represents ARC's view of the fair value of the tax pool deficiency.

The operations of Star have been included in the consolidated financial statements of the Trust effective April 16, 2003, the closing date of the acquisition.

All of the convertible debentures that were issued as partial consideration for the Star acquisition were converted into trust units by the end of the third quarter of 2003.

PRODUCTION

Production volumes during 2003 averaged 54,335 boe/d compared to 42,425 boe/d in 2002. This represents a 28 per cent increase. The Trust's 2003 production portfolio was weighted 42 per cent oil, 50 per cent natural gas and eight per cent natural gas liquids ("NGL's") on a per boe basis. The increase in production was attributed to the acquisition of Star that closed on April 16, 2003 and the results of the 2003 capital expenditure program. The acquisition of Star (net of related property dispositions) resulted in an increase in production of approximately 18,000 boe/d from April 16, 2003 to year-end. Production was impacted by the sale of minor properties with production of approximately 3,700 boe/d that closed on August 14, 2003.

In 2003, 11 properties located within the Trust's five core areas, accounted for 42 per cent of the Trust's production with no one property accounting for more than eight per cent of total production. This diversification of production enhances the Trust's ability to predict on-going production levels.

                                                                  Increase
Production                                  2003         2002            %
--------------------------------------------------------------------------------
Crude oil (bbl/day)                       22,886       20,655         10.8
Gas (mcf/day)                            164,180      109,745         49.6
NGL (bbl/day)                              4,086        3,479         17.4
--------------------------------------------------------------------------------
Total Production (boe/d)                  54,335       42,425         28.1
================================================================================


--------------------------------------------------------------------------------
Production Split                            2003         2002
--------------------------------------------------------------------------------
Crude oil and natural gas liquids            50%          57%
Natural Gas                                  50%          43%
--------------------------------------------------------------------------------
Total (boe/d)                               100%         100%
================================================================================


                                                                  Increase
Prices and Marketing                        2003         2002            %
--------------------------------------------------------------------------------
BENCHMARK PRICES
AECO gas ($/mcf)                        $   6.67     $   4.08           63
WTI oil (U.S. $/bbl)                     $ 31.06      $ 26.10           19
CAD/USD Foreign exchange rate           $   0.71     $   0.64           11
WTI oil (CDN equivalent/$/bbl)           $ 43.57      $ 41.06            6

AVERAGE ARC PRICES*
Natural gas ($/mcf)                     $   6.21     $   4.41           41
Oil ($/bbl)                              $ 34.48      $ 31.63            9
Natural gas liquids ($/bbl)              $ 32.19      $ 24.01           34
--------------------------------------------------------------------------------
Total oil equivalent ($/boe)             $ 36.87      $ 28.73           28
================================================================================
* Includes commodity and foreign currency hedging gains and losses. See hedging section for details.

West Texas Intermediate at Cushing, Oklahoma (WTI) is the benchmark for North American crude oil prices. The WTI oil price averaged US$31.06 per barrel in 2003, up from US$26.10 per barrel in 2002. Canadian crude oil prices are based upon refiners' postings, primarily at Edmonton, Alberta and represent the WTI price, adjusted for transportation and quality differentials and the Canadian/U.S. exchange rate. ARC's average field price reflects the refiners' posted price at Edmonton, Alberta less deductions for transportation from the field and adjustments for ARC's product quality relative to the posted price. ARC's average field price in 2003 was $38.04 per barrel ($35.27 per barrel in 2002) compared to $43.11 per barrel ($39.71 per barrel in 2002) for the average of the light sweet postings at Edmonton. The small discount to the average Edmonton posted price reflects the high quality of ARC's crude oil mix, which is comprised of 44 per cent light sweet (greater than 35(0) API) crude, 51 per cent medium gravity and five per cent heavy

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News Release - February 11, 2004
Page 4
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gravity oil (less than 23(0) API). ARC's average oil price, net of all hedging transactions, in 2003 was $34.48 per barrel, as compared to $31.63 per barrel in 2002.

U.S. natural gas prices are typically referenced off NYMEX at the Henry Hub, Louisiana, while western Canada natural gas prices are referenced to the AECO Hub in Alberta.

AECO Hub prices were $6.67 per mcf and $4.08 per mcf for 2003 and 2002, respectively, an increase of 63 per cent. ARC's average well head gas price, prior to hedging transactions, increased by 63 per cent to $6.30 per mcf in 2003 from $3.86 per mcf in 2002. ARC's average gas price after hedging transactions was $6.21 per mcf and $4.41 per mcf in 2003 and 2002, respectively.

The Trust has entered into foreign exchange hedging contracts to somewhat mitigate the impact that fluctuations in the CAD/USD exchange rate have on cash flow. In addition, certain of the Trust's payments are denominated in U.S. dollars which partially offsets the negative impact of CAD/USD exchange rate fluctuations.

In July 2003, the Trust announced the formation of Energy Trust Marketing Ltd. ("ETML"), a natural gas marketing company which is jointly owned by ARC, four other Alberta based energy trusts and the management of ETML. ETML enhances ARC's options for marketing its natural gas production.

HEDGING AND RISK MANAGEMENT
The Trust's hedging activities are conducted by an internal Risk Management Committee, which has the following objectives as its mandate:

         o        Protect unitholder return on investment

         o        Stabilize monthly distributions

         o Employ a portfolio approach to hedging by entering into a number of small positions that build upon each other

         o Participate in commodity price upturns to the greatest extent possible, while limiting exposure to price downturns

         o Ensure profitability of specific oil and gas properties that are more sensitive to changes in market conditions

The Trust's 2003 prices included a hedging loss of $0.09 per mcf for natural gas, a loss of $3.56 per barrel for oil and a gain of $0.98 per boe for foreign currency hedge contracts. The 2002 prices included a hedging gain of $0.55 per mcf for natural gas, a loss of $3.64 per barrel for oil and a loss of $0.12 per boe for foreign currency hedge contracts.

For 2004, ARC has currently hedged approximately 44 per cent of oil production volumes at an average WTI price of approximately US$28.00 per barrel and 32 per cent of natural gas production volumes utilizing a variety of contracts at an average AECO price of approximately $5.95 per mcf. The Trust's Risk Management Committee is authorized by the Board of Directors of ARC Resources Ltd. ("ARC Resources" or "ARL") to hedge up to 50 per cent of the Trust's production on a boe basis for a period of up to 12 months, and up to 25 per cent of the Trust's production for the next consecutive 12 month period.

2003 cash flow from operations includes $11.9 million that was received upon termination of foreign exchange hedge contracts. This one-time cash settlement was included in 2003 cash flow from operations and is being amortized to earnings over the term of the original contracts to March 2004. The Trust has entered into foreign exchange hedge contracts to manage its exposure to fluctuations in CAD/USD exchange rate (see Note 9 to the audited consolidated financial statements ("Financial Statements") for details on ARC's commodity and foreign exchange hedging contracts).

                                                                  Variance
Revenue ($Millions, includes hedging)        2003        2002            %
--------------------------------------------------------------------------------
Oil revenue                                 288.0       238.5           21
--------------------------------------------------------------------------------
Natural gas revenue                         372.2       176.6          111
Condensate and NGL revenue                   48.0        30.5           57
Other revenue                                23.0       (0.8)           --
Total revenue                               731.2       444.8           64
================================================================================

Revenue, prior to commodity and foreign currency hedging transactions, increased to $747.2 million in 2003 compared to $453.6 million in 2002. The increase was primarily due to the acquisition of Star and higher commodity prices. Hedging losses on commodity and foreign currency hedging of $16 million in 2003 and $8.8 million in 2002 resulted in production revenue net of hedging losses of $731.2 million in 2003 and $444.8 million in 2002.

News Release - February 11, 2004
Page 5
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OPERATING NETBACKS

A 2003 operating netback of $22.16 per boe compared to $16.78 per boe in 2002 reflected the 63 per cent increase in natural gas prices and 19 per cent increase in crude oil prices offset by the 11 per cent decline in the average CAD/USD exchange rate.

Operating costs, net of processing income, increased to $140.7 million ($7.10 per boe) for 2003 from $99.9 million ($6.45/boe) for the same period in 2002. The increase in the dollar amount of operating costs from 2002 to 2003 was primarily due to the acquisition of Star. Higher power costs in the province of Alberta and increases in well service and work-over costs have impacted operating costs on a per boe basis. ARC continues to closely manage and monitor costs on operated and non-operated properties. In benchmarking operating costs to our peer group, it is evident that the increase in operating costs per boe is in line with overall industry trends and is consistent with similar cost increases facing our peers.

Total royalties increased to $7.61 per boe in the 2003 as compared to $5.50 per boe in 2002. Royalties as a percentage of pre-hedged revenue increased to 20.2 per cent as compared to 18.8 per cent for the same period in 2002. The higher royalty rate in 2003 is attributed to the higher commodity price environment and the increased gas weighting of the Trust's production, as the Trust's effective royalty rate on natural gas is higher than oil.

The components of operating netbacks are shown below:

Netback ($/boe)                                            2003            2002
--------------------------------------------------------------------------------
Market price                                              37.67           29.31
Cash hedging (loss)                                       (0.94)          (0.83)
Non-cash hedging gain                                      0.14            0.25
--------------------------------------------------------------------------------
Selling price                                             36.87           28.73
Royalties                                                 (7.61)          (5.50)
Operating costs                                           (7.10)          (6.45)
--------------------------------------------------------------------------------
Netback                                                   22.16           16.78
================================================================================

RECYCLE RATIO

A key indicator of profitability in the oil and gas sector is the recycle ratio, which is defined as the operating netback divided by the three-year average finding, development and acquisition costs ("FD&A"). ARC's recycle ratio continues to be one of the highest in the industry.

Recycle Ratio                                              2003            2002
--------------------------------------------------------------------------------
Netback ($/boe)                                           22.16           16.78
Three-year average FD&A ($/boe) (1)                       10.52            9.46
Recycle ratio                                               2.1             1.8
Inception-to-date FD&A ($/boe) (1)                         8.37            7.63
Recycle ratio                                               2.6             2.2
================================================================================

(1) Finding, development and acquisition costs ("FD&A") include FDC and are based on established reserves for 2002. For 2003 they are based on total proved plus probable reserves as defined in NI 51-101. Additional information on FD&A is provided in the Trust's February 11, 2004 year-end reserves news release.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") expenses, net of overhead recoveries on operated properties, increased in 2003 to $22.6 million ($1.14/boe) from $15.4 million ($0.99/boe) in 2002. The increase in total G&A costs was due primarily to costs associated with an increase in staffing levels as a result of the Star acquisition and a $3.5 million ($0.18/boe) non-cash G&A item relating to the value of benefits given to officers, directors, employees and contract employees under the Trust's Trust Unit Incentive Plan (see Notes 3 and 15 to the Financial Statements for additional information). The Trust's G&A costs per boe excluding non-cash G&A have remained relatively consistent year-over-year and are continuously monitored internally by management and are benchmarked against other comparable sized Trusts.

                                                   2003                            2002
-------------------------------------------------------------------------------------------
General and Administrative Expense     $ MILLIONS    $ PER BOE    $ millions   $ per Boe
-------------------------------------------------------------------------------------------
Cash G&A                                     19.1         0.96           15.4       0.99
Non-cash G&A                                  3.5         0.18             --         --
-------------------------------------------------------------------------------------------
Total G&A                                    22.6         1.14           15.4       0.99
===========================================================================================

Prior to the internalization of the management contract in the third quarter of 2002, the Manager received three per cent of net operating revenue. In 2002, management fees amounted to $5.2 million ($0.33/boe). There are no management fees payable subsequent to the internalization that occurred on August 29, 2002.

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News Release - February 11, 2004
Page 6
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INTEREST EXPENSE

Interest expense increased to $18.5 million in 2003 from $12.6 million in 2002 as a result of a higher monthly average debt balance as a result of the Star acquisition. Long-term debt was reduced in February and November with net proceeds from equity offerings of $136 million and $184 million, respectively. Interest expense was minimized over the course of the year by financing debt through the issuance of lower cost bankers' acceptances as opposed to borrowing at the prevailing bank prime interest rates.

On April 16, 2003, the Trust issued $320 million of convertible debentures to the shareholders of Star as partial consideration for the acquisition. Throughout the second and third quarters, the debentures were converted into 27 million trust units. Due to the equity classification of the debentures, interest on the debentures has not been included in interest expense but has been recorded as a reduction of accumulated earnings. In 2003, $4.1 million of interest on the convertible debentures was paid to debenture holders.

FOREIGN CURRENCY GAINS AND LOSSES

ARC has US$93.4 million in U.S. denominated long-term debt that is subject to changes in the Canadian/U.S. dollar exchange rate. The unrealized gains and losses associated with the fluctuations in the exchange rate are recorded in income based upon the change in foreign exchange rates between reporting periods (see Note 7 to the Financial Statements for additional information).

Due to the strengthening of the Canadian dollar in relation to the U.S. dollar during 2003, ARC recorded an $18.6 million foreign exchange gain compared to a gain of $0.6 million in 2002. Of this amount, $18.7 million is an unrealized gain relating to the U.S. debt and has no impact on cash flow.

The $11.9 million cash settlement received upon termination of foreign exchange hedge contracts was included in 2003 cash flow from operations. The settlement amount was recorded on the balance sheet and is being amortized into income over the remaining term of the contracts that were to expire at various dates through March 2004. As at December 31, 2003, $1.4 million of the foreign exchange termination settlement remains to be amortized in the first quarter of 2004. An additional non-cash amortization gain of $1.5 million relating to foreign exchange hedge contracts was included in 2003 revenue.

TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $1.8 million in 2003 versus $1.4 million in 2002.

In 2003, a future income tax recovery of $93.5 million was included in income compared to a $27.9 million recovery in 2002. The significant 2003 future income tax recovery is due to reductions in federal and provincial income tax rates. The reductions in future tax rates were substantively enacted late in the second quarter of 2003 and were subsequently legislated on November 7, 2003 when Royal Assent was received. The future rate reductions will be phased in over five years commencing in 2003. The rate changes incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate over time the deduction for resource allowance. ARC's expected future income tax rate incorporating these changes is 35 per cent compared to 42 per cent as at December 31, 2002. Of the $93.5 million 2003 future income tax recovery, $66.1 million was attributed to the reduction in the future tax rate.

A future tax liability of $242 million was recorded upon acquisition of Star as a result of the fair market value, for accounting purposes, of the assets acquired being in excess of the associated tax basis. The future tax liability was based on the tax rate at the time of acquisition of approximately 42 per cent. The subsequent reduction in the future income tax rates resulted in a $39.2 million recovery of the future income tax liability recorded on the Star acquisition.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any future cash income taxes to be paid by ARC Resources.

DEPLETION, DEPRECIATION AND ASSET RETIREMENT OBLIGATION

The 2003 depletion, depreciation and accretion (DD&A) rate increased to $11.02 per boe from $10.13 per boe in 2002, primarily due to the Star acquisition. The DD&A rate includes depletion of $4.2 million ($3.2 million in 2002) on the capitalized cost associated with the asset retirement obligation as well as accretion expense on the asset retirement obligation of $3 million in 2003 ($2.6 million in 2002). The retroactive application of the new accounting policy for asset retirement obligations required restatement of prior periods, which resulted in a decrease in the 2002 DD&A rate to $10.13 per boe from the previously reported DD&A rate of $10.45 per boe.

The increase in the 2003 DD&A rate is primarily due to the acquisition of Star, which increased property, plant and equipment ("PP&E") by $794 million. This amount was included in the depletable base effective April 16, 2003. Besides the Star acquisition, assets to be depleted were increased by future development costs of $315.8 million and reduced by $19.3 million for the estimated future net realizable value of production equipment and $50 million for the value of

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News Release - February 11, 2004
Page 7
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unproven properties.

The goodwill value of $157.6 million was determined based on the excess of total consideration paid plus the future income tax liability less the fair value, for accounting purposes, of the Star assets. The future income tax liability arises based on the difference between the value allocated to Star's net assets and their respective tax basis. The fair value, for accounting purposes, of the Star assets of $794 million was determined based on a 10 per cent discounted value of established reserves as per an independent reserve evaluation, which compares favourably to the $721.6 million consideration paid after closing adjustments. The difference represents ARC's view of the fair value of the tax pool deficiency, which is different from the amount of future taxes that must be provided on the acquisition under Canadian GAAP.

Accounting standards require that the goodwill balance be assessed for impairment at least annually and if such an impairment exists that it be charged to income in the period in which the impairment occurs. The Trust has determined that there is no goodwill impairment as of December 31, 2003.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, including net property and corporate acquisitions, aggregated to $715.7 million in 2003 ($207.4 million in 2002). Of the total, $155.8 million was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base, with the remaining $560 million attributable to net property and corporate acquisitions.

2003 capital expenditures and net property acquisitions include the corporate acquisition of Star for total consideration of $721.6 million after closing adjustments. Property, plant and equipment ("PP&E") increased by $794 million as a result of the acquisition. PP&E includes an incremental amount to reflect the acquired assets at fair value, for accounting purposes, after consideration of the future income tax liability recorded on the acquisition.

A breakdown of capital expenditures by category is shown below:

Capital expenditures ($thousands)                                   2003                    2002
---------------------------------------------------------------------------------------------------
Geological and geophysical                                         5,671                   1,966
Drilling and completions                                         110,277                  70,074
Plant and facilities                                              36,457                  14,357
Other capital                                                      3,359                   1,881
---------------------------------------------------------------------------------------------------
Total capital expenditures                                       155,764                  88,278
Producing property net acquisitions (dispositions) (1)           61,609)                 119,113
Corporate acquisition (2)                                        721,590                      --
---------------------------------------------------------------------------------------------------
Total capital expenditures and net acquisitions                  715,745                 207,391
===================================================================================================

Total capital expenditures financed with cash flow               106,625                  35,612
Total capital expenditures financed with debt & equity           609,120                 171,779
===================================================================================================

(1)  Value is net of post-closing adjustments.
(2) Corporate acquisition of $721.6 million represents total consideration after closing adjustments. PP&E increased by an additional $72.5 million as the result of the future income tax liability arising upon acquisition.

The Board of Directors of ARC Resources has approved a capital budget for 2004 of $175 million. This budget ranks individual projects to allow for revisions during the year in the event the Trust acquires additional properties with associated development opportunities, or there is a change in the business environment which may result in the acceleration or delay of certain expenditures.

ABANDONMENTS

ARC Resources takes a proactive approach to environmental issues and abandonments and reclamation of associated well and facility sites as required. ARC Resources annually carries out a program to abandon and reclaim wells and facilities, which have reached the end of their economic lives. ARC has established a reclamation fund into which $6.2 million cash and interest income was contributed during the year ($4.8 million in 2002). During 2003, $2.2 million of actual abandonment costs were incurred of which $1.9 million was funded out of the reclamation fund balance. At December 31, 2003, there was a fund balance of $17.2 million. This fund, invested in money market instruments, is established to provide for future abandonment liabilities. Future contributions are currently set at approximately $6 million per year in order to provide for the total estimated future abandonment and site reclamation costs. ARC has been active in improving the quality of its oil and gas reserve base by purchasing properties and then selling smaller lower quality properties which tend to have a shorter reserve life and therefore a shorter time period to the eventual abandonment of the property. This practice will continue in the future in order to mitigate actual future abandonment costs.

News Release - February 11, 2004
Page 8
--------------------------------------------------------------------------------


Capitalization and Financial Resources
($thousands except per unit and per cent amounts)                                   2003                    2002
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                   223,355                 337,728
Short-term debt                                                                    9,047                      --
Working capital deficit excluding short-term debt                                 29,669                  10,067
-------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                             262,071                 347,795
Units outstanding and issuable for exchangeable shares (thousands)               182,777                 126,444
Market price at end of period                                                     $14.74                  $11.90
Market value of Trust units and exchangeable shares                            2,694,133               1,504,684
Total ARC capitalization                                                       2,956,204               1,852,479
===================================================================================================================
Net debt as a percentage of total capitalization                                    8.9%                   18.8%
-------------------------------------------------------------------------------------------------------------------
Net debt obligations                                                             262,071                 347,795
-------------------------------------------------------------------------------------------------------------------
Cash flow                                                                        396,180                 223,969
-------------------------------------------------------------------------------------------------------------------
Net debt to cash flow                                                                0.7                     1.6
===================================================================================================================

(1) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

As at December 31, 2003, the Trust had a working capital deficiency excluding short-term debt, of $29.7 million compared to $10.1 million as at December 31, 2002. The 2003 year-end working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures. ARC participated in significant capital projects near the end of the year resulting in accrued capital expenditures of $33 million at December 31, 2003 compared to $21.6 million at December 31, 2002.

Total debt outstanding, inclusive of short and long-term debt, at December 31, 2003 was $232.4 million, which includes Canadian dollar bank debt of $111.3 million, U.S. dollar bank debt of US$28.4 million (CDN$37 million) and US$65 million (CDN$84 million) of Senior Secured Notes. ARC Resources' oil and gas properties secure the debt. The Trust expects to be able to keep its credit lines at $620 million, pending the annual credit review with its lenders.

The Trust's lending facilities consist of bilateral agreements with five Canadian chartered banks and one U.S. insurance company. As the Trust's revenue stream is tied to the value of oil and natural gas in the United States, the Trust has chosen to borrow approximately one-half of its debt in U.S. dollars. The Trust now has one-third of its debt locked in at fixed interest rates averaging 6.6 per cent and the remaining two-thirds floating based upon Canadian and U.S. banker's acceptance rates plus a bank stamping fee.

End-of-year 2003 net debt to total capitalization was 8.9 per cent (18.8 per cent in 2002) and net debt to cash flow was approximately 0.7 years (1.6 years in 2002) based upon cash flow from operations of $396.2 million and net debt of $262.1 million. With the low level of debt, the 2004 repayment of CAD$9 (US$7) million on the secured notes will be financed by a draw on the ARC Resources credit facilities.

The Trust's current plans are to finance the approved 2004 capital budget of $175 million with a combination of cash flow and debt. Debt balances were reduced by the proceeds of the November 2003 equity offering (see Unitholders' Equity).

Currently, several Canadian conventional oil and gas trusts have obtained stock exchange listings in the United States in order to make their trust units more accessible to U.S. investors. We are monitoring this situation and at this time have chosen not to pursue a U.S. listing. The Trust is a reporting company with the Securities and Exchange Commission ("SEC") in the United States and electronically files its financial statements and other disclosures as required with the SEC for the benefit of current and potential unitholders residing in the United States.

UNITHOLDERS' EQUITY

ARC's total capitalization increased 60 per cent to $3 billion during 2003 with the market value of trust units representing 91 per cent of total capitalization. During 2003, the market price of the trust units traded in the $10.89 to $14.87 range with an average daily trading volume of 430,000 units per day.

On May 16, 2003, the holders of ARC Resources Management Ltd. exchangeable shares were issued exchangeable shares of ARC Resources Ltd. on a pro-rata basis as determined by the relative exchange ratio of each series of exchangeable shares. This transaction had no impact on the total number of trust units outstanding or issuable for exchangeable shares.

News Release - February 11, 2004
Page 9
--------------------------------------------------------------------------------


At December 31, 2003, there were 182.8 million trust units issued, issuable and outstanding, a 45 per cent increase from the 126.4 million trust units issued, issuable and outstanding at December 31, 2002. The significant increase in the number of trust units outstanding is mainly attributable to the following:

         o February 25, 2003 equity offering of 12.5 million trust units at $11.50 per trust unit (before issuance costs). The equity financing raised $144 million gross proceeds ($136 million net of issuance costs). The proceeds were used to reduce existing debt levels on an interim basis and to partially fund 2002 and 2003 capital expenditures;

         o the November 17, 2003 equity offering of 14.5 million trust units at $13.40 per trust unit (before issuance costs). The equity financing raised $194 million gross proceeds ($184 million net of issuance costs). The proceeds were used to reduce existing debt levels on an interim basis and to partially fund 2003 and 2004 capital expenditures; and,

         o the issuance of 27 million trust units at $11.84 per trust unit upon conversion of the $320 million convertible debentures issued during the Star acquisition.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the Distribution Reinvestment Incentive Plan (DRIP) may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. The DRIP plan resulted in an additional 982,563 trust units being issued in 2003 at an average price of $12.68 raising a total of $12.5 million. In 2002, 242,496 trust units were issued under the DRIP program at an average price of $12.15 per trust unit.

During 2003, as part of ARC's long-term incentive plan, 2,991,099 trust unit incentive rights (1,334,072 rights in 2002) were issued to office and field employees, long-term consultants and independent directors at prices ranging from $11.59 to $14.74 per trust unit ($11.47 to $12.80 in 2002). The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 4,868,888 trust units at an average adjusted exercise price of $11.29 were outstanding at December 31, 2003. These rights have an average remaining contractual life of 3.8 years and expire at various dates to December 2008. Of the rights outstanding at December 31, 2003, 803,255 were exercisable at that time.

On May 16, 2003 the holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of Trust units outstanding or issuable.

CASH DISTRIBUTIONS

ARC has declared cash distributions of $279.3 million ($1.80 per unit), representing 71 per cent of 2003 cash flow, for total cumulative distributions since inception of $968.3 million ($12.44 per Trust unit). If cash had been paid out to the owners of exchangeable shares, the payout ratio would have been 72 per cent. The remaining 29 per cent of cash flow ($116.9 million) was used to fund 68 per cent of ARC's 2003 capital expenditures ($106.6 million), make contributions to the reclamation fund ($6.2 million), and make interest payments on the convertible debentures ($4.1 million). In 2002, declared cash distributions were $183.6 million ($1.56 per unit), representing 82 per cent of cash flow. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy differs among the conventional oil and gas trusts. ARC believes it is essential to focus on production replacement activities partially funded by cash flow in order to enhance long-term unitholder returns.

Monthly cash distributions for the first quarter of 2004 have been set at $0.15 per trust unit subject to review monthly based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

News Release - February 11, 2004
Page 10
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
HISTORICAL DISTRIBUTIONS BY CALENDAR YEAR
CALENDAR YEAR                          DISTRIBUTIONS                     TAXABLE               RETURN OF CAPITAL
-------------------------------------------------------------------------------------------------------------------
2004 (1)                                       $0.15                       $0.13                           $0.02
2003 (2)                                        1.78                        1.51                            0.27
2002                                            1.58                        1.07                            0.51
2001                                            2.41                        1.64                            0.77
2000                                            1.86                        0.84                            1.02
1999                                            1.25                        0.26                            0.99
1998                                            1.20                        0.12                            1.08
1997                                            1.40                        0.31                            1.09
1996                                            0.81                           -                            0.81
-------------------------------------------------------------------------------------------------------------------
CUMULATIVE                                    $12.44                       $5.88                           $6.56
===================================================================================================================

(1)  Based on estimated taxable portion of 85 per cent for 2004 distributions
(2)  Based on taxable portion of 85 per cent for 2003 distributions

TAXATION OF CASH DISTRIBUTIONS

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan in the 2003 taxation year, the split between the two is 85 per cent taxable with the remaining 15 per cent being tax deferred. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2004, ARC estimates that 85 per cent of cash distributions may be taxable; 15 per cent may be return of capital and used to reduce a unitholder's cost base on trust units held. Actual taxable amounts will be dependent on commodity prices experienced throughout the year.

The exchangeable shares of ARC Resources, a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. The exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

2003 DISTRIBUTIONS BY MONTH

                                                             TAX DEFERRED AMOUNT
PAYMENT DATE                         TAXABLE AMOUNT          (RETURN OF CAPITAL)          TOTAL DISTRIBUTION
-------------------------------------------------------------------------------------------------------------------
January 15, 2003                         $0.1105                   $0.0195                        $0.13
February 15, 2003                         0.1275                    0.0225                         0.15
March 15, 2003                            0.1275                    0.0225                         0.15
April 15, 2003                            0.1275                    0.0225                         0.15
May 15, 2003                              0.1275                    0.0225                         0.15
June 15, 2003                             0.1275                    0.0225                         0.15
July 15, 2003                             0.1275                    0.0225                         0.15
August 15, 2003                           0.1275                    0.0225                         0.15
September 15, 2003                        0.1275                    0.0225                         0.15
October 15, 2003                          0.1275                    0.0225                         0.15
November 15, 2003                         0.1275                    0.0225                         0.15
December 15, 2003                         0.1275                    0.0225                         0.15
-------------------------------------------------------------------------------------------------------------------
Total                                    $1.5130                   $0.2670                        $1.78 (1)
===================================================================================================================

(1)  Total is based upon cash distributions paid during 2003

News Release - February 11, 2004
Page 11
--------------------------------------------------------------------------------


CASH FLOW SENSITIVITY

Below is a table that shows sensitivities to pre-hedging cash flow with operational changes and changes to the business environment:

-------------------------------------------------------------------------------------------------------------------
                                                                      IMPACT ON ANNUAL              IMPACT ON ANNUAL
                                                                          CASH FLOW                 DISTRIBUTIONS (2)
                               ASSUMPTION     CHANGE                    $/UNIT      %                    $/UNIT
-------------------------------------------------------------------------------------------------------------------
BUSINESS ENVIRONMENT
Price per barrel of oil
(US$WTI) (1)                      $30.00       $1.00                    $0.05     3.2%                   $0.04
Price per mcf of natural
   gas (CDN$AECO) (1)              $5.25       $0.10                    $0.03     1.6%                   $0.02
CAD/USD exchange rate              $0.75       $0.01                    $0.03     2.0%                   $0.03
Interest rate on debt               4.3%        1.0%                    $0.02     1.0%                   $0.01
-------------------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume         27,000        1.0%                    $0.01     0.5%                   $0.01
-------------------------------------------------------------------------------------------------------------------
Gas production volume            168,000        1.0%                    $0.01     0.6%                   $0.01
Operating expenses per boe         $7.20        1.0%                    $0.01     0.4%                   $0.01
Cash G&A expenses per boe          $1.10       10.0%                    $0.01     0.7%                   $0.01
===================================================================================================================

(1)  Analysis does not include the effect of hedging.
(2)  Analysis assumes a 20 per cent holdback on distributions.

FINANCIAL REPORTING AND REGULATORY UPDATE

There have been several changes in the financial reporting and securities regulatory environment in 2003 that have impacted the Trust and all public companies. Canadian securities regulators and the Canadian Institute of Chartered Accountants ("CICA") are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information. As well, the changes have been brought about by a goal of harmonizing Canadian standards more closely with those in the United States.

The following new and amended standards were implemented by the Trust in 2003 with the following impact on the 2003 financial statements:

         ASSET RETIREMENT OBLIGATIONS - The CICA issued Section 3110 which harmonizes Canadian GAAP with SFAS No.143 "Accounting for Asset Retirement Obligations". The new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. The new Canadian standard is effective for fiscal years beginning on or after January 1, 2004, however earlier adoption is recommended. The Trust implemented this standard in 2003 in accordance with the early adoption provisions of the standard. As a result of implementation, the liability for future abandonment costs (the "Asset Retirement Obligation" or "ARO") increased to $66.7 million and the PP&E balance increased by $41.1 million. Net income after applicable income taxes for 2003 increased by $6.4 million compared to net income which would have been reported under the old standard. The transitional provisions of this section require that the standard be applied retroactively with restatement of comparative periods. As a result of the retroactive application, 2002 comparative numbers have been restated to reflect the impact of this standard on the 2002 financial statements. Net income after applicable income taxes for 2002 increased by $3.2 million, the ARO increased by $8.4 million, the PP&E balance increased by $24.4 million and opening 2002 retained earnings increased by $8.9 million net of applicable income taxes. Opening 2003 accumulated earnings increased by $12.1 million net of applicable income taxes for the cumulative impact of retroactive restatement of all prior years.

         STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS - In September 2003, the CICA issued an amendment to section 3870 "Stock based compensation and other stock based payments". The amended section is effective for fiscal years beginning on or after January 1, 2004, however earlier adoption is recommended. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions of the standard. Per the transitional provisions, early adoption requires that compensation expense be calculated and recorded in the income statement for rights issued on or after January 1, 2003. As a result of implementation of this amended standard, net income of the Trust decreased by $3.5 million due to the estimated compensation expense on employee rights issued on or after January 1, 2003.

         FULL COST ACCOUNTING GUIDELINE - In September 2003, the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" to replace CICA Accounting Guideline 5. The new guideline proposes amendments to the ceiling test calculation applied by the Trust. The new guideline is effective for fiscal years beginning on or after January 1, 2004. The Trust implemented this new guideline in 2003 in accordance with the transitional provisions that encouraged early adoption. Implementation of this new guideline did not impact the Trust's financial results for 2003.

News Release - February 11, 2004
Page 12
--------------------------------------------------------------------------------


         DISCLOSURE OF GUARANTEES - In February 2003, the CICA issued Accounting Guideline 14 "Disclosure of Guarantees" which requires that all guarantees be disclosed in the notes to the financial statements along with a description of the nature and term of the guarantee and an estimate of the fair value of the guarantee. The new guideline is effective for fiscal years beginning on or after January 1, 2003. Implementation of this new guideline did not impact the Trust's financial results for 2003.

The following new and amended standards are expected to impact the Trust in 2004 as follows:

         HEDGING RELATIONSHIPS - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". The guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust has formally documented all transactions that were determined to meet the criteria of effective hedges as at December 31, 2003. The Trust has assessed the implications of this new guideline that will be implemented in 2004.

         CONTINUOUS DISCLOSURE OBLIGATIONS - Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form ("AIF"). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument which will be implemented in 2004.

         EXCHANGEABLE SHARE ACCOUNTING - On November 10, 2003, the CICA issued a draft EIC (D37) on "Income Trusts - Exchangeable Units". The EIC proposes that the retained interest of the exchangeable share holders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholder's equity. This draft EIC is currently under review and was not enacted in final form as of the time of publication of the Trust's consolidated financial statements.

         VARIABLE INTEREST ENTITIES - In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact on the financial statements of the Trust. However, this new guideline will be assessed in future periods to determine the applicability and resulting financial statement implications at that time.

IMPACT ON NET INCOME OF CHANGE IN ACCOUNTING POLICIES

The implementation of new accounting policies in 2003 relating to stock-based compensation and asset retirement obligations has resulted in restatements of previously reported annual and quarterly net income. The restatements were required per the transitional provisions of the respective accounting standards.

The following table illustrates the impact of the new accounting policies on annual net income for years which have been presented for comparative purposes:

($thousands)                                                      2003    2002      2001      2000     1999
-----------------------------------------------------------------------------------------------------------
NET INCOME BEFORE CHANGE IN ACCOUNTING POLICIES (1)            287,307  67,892   138,202   110,872   29,835
Increase (decrease) in net income:
     Stock-based compensation (2)                              (3,471)      --        --        --       --
     Asset retirement obligation (3)                             6,575   4,855     4,383     3,203    3,154
     Future income tax recovery (expense) (4)                    (210)( 1,700)   (7,113)        --       --
-----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CHANGE IN ACCOUNTING POLICIES          290,201  71,047   135,472   114,075   32,989
===========================================================================================================

News Release - February 11, 2004
Page 13
--------------------------------------------------------------------------------


The following table illustrates the impact of the new accounting policies on quarterly net income for periods which have been presented for comparative purposes:

--------------------------------------------------------------------------------------------------------------------
                                                                     2003                            2002
($thousands)                                              Q4      Q3       Q2      Q1      Q4     Q3      Q2      Q1
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING
     POLICIES (1)                                     55,107  41,217  125,994  64,988  27,596(3,505)  28,831  14,970
--------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net income:
     Stock-based compensation (2)                    (2,260) (1,063)    (147)      --      --     --      --      --
     Asset retirement obligation  (3)                  1,774   1,812    1,739   1,250   1,114  1,198   1,192   1,351
     Future income tax recovery (expense) (4)          (156)   (431)      573   (196)   (336)  (432)   (380)   (552)
--------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CHANGE IN ACCOUNTING
     POLICIES                                         54,465  41,535  128,159  66,042  28,374(2,739)  29,643 15,769
====================================================================================================================

(1) This represents net income as reported before retroactive restatement for changes in accounting policies.
(2) The new accounting policy for stock-based compensation was implemented in the fourth quarter of 2003. The first three quarters of 2003 have been restated as a result of this new policy which required restatement of prior periods presented for comparative purposes.
(3) The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003. This new standard required retroactive application with restatement of all periods presented for comparative purposes. All periods 1996 through 2003 have been restated on an annual and quarterly basis as a result of this new policy.
(4) Future income tax expense/recovery has been restated to reflect the impact of the retroactive restatement of prior periods for the accounting for asset retirement obligations.

OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. This focus has resulted in ARC Energy Trust achieving superior results since inception in July 1996, by providing unitholders with cash distributions of $12.44 per trust unit and capital appreciation of $4.74 per trust unit for a total return of $17.18 per trust unit.

The key future objectives of the business plan, which is reviewed with the Board of Directors, includes:

         o        Annual reserve replacement;

         o Ensuring acquisitions are strategic and enhance unitholder returns;

         o Controlling costs - FD&A costs, operating costs and G&A expenses;

         o Actively hedging a portion of the Trust's production to enhance long-term returns and stabilize distributions;

         o        Conservative utilization of debt;

         o Continuously developing the expertise of our staff and hiring and retaining the best in the industry;

         o Building business relationships so as to be viewed as fair and equitable in all business dealings;

         o        Promoting the use of proven and effective technologies;

         o Being an industry leader in the environment, health and safety area; and

         o Continuing to actively support local initiatives in the communities in which we operate and live.

In 2003, the Trust was successful in meeting or exceeding all of the above objectives and will continue to focus on and closely monitor these core objectives in 2004 and beyond.

In 2004, ARC will be busy with an active drilling and development program on its expanded asset base. The $175 million capital expenditure budget is the largest in its history. The Trust will focus on major properties with significant upside, with the objective to replace production declines with internal development opportunities.

The equity offering that closed on November 17, 2003 raised $184 million of net proceeds for the Trust, reducing the Trust's net debt at year-end to $262 million or approximately 0.7 times 2003 cash flow. This low level of debt provides the Trust the financial flexibility to fund the 2004 capital expenditure program and be poised to take advantage of positive acquisition opportunities.

News Release - February 11, 2004
Page 14
--------------------------------------------------------------------------------


HISTORICAL REVIEW
For the years ended December 31

($thousands, except per unit and volume amounts)            2003          2002          2001          2000          1999
------------------------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                                 731,233       444,835       515,596       316,270       155,191
         Per unit (1)                                $      4.73   $      3.72   $      5.05   $      4.97   $      3.34
Cash Flow                                                396,180       223,969       260,270       179,349        80,814
         Per unit (1)                                $      2.56   $      1.87   $      2.55   $      2.82   $      1.74
Net Income (5) (6)                                       290,201        71,047       135,472       114,075        32,989
         Per unit (1) (7)                            $      1.85   $      0.59   $      1.33   $      1.79   $      0.71
Cash distributions                                       279,328       183,617       234,053       128,958        63,773
         Per unit (2)                                $      1.80   $      1.56   $      2.31   $      2.01   $      1.35
Net Debt Outstanding                                     262,071       347,795       288,684       108,729       125,239
Weighted average trust units
         and exchangeable shares (3)                     154,695       119,613       101,979        63,681        46,480
Trust units and units issuable for
         exchangeable shares at end of period (3)        182,777       126,444       111,692        72,524        53,607
OPERATING
Production
         Crude oil (bbl/d)                                22,886        20,655        20,408        11,528         8,408
         Natural gas (mmcf/d)                              164.2         109.8         115.2          77.2          66.5
         Natural gas liquids (bbl/d)                       4,086         3,479         3,511         2,965         2,687
         Total (boe/d) (4)                                54,335        42,425        43,111        27,355        22,172
Average prices
         Crude oil ($/bbl)                                 34.48         31.63         31.70         36.74         24.85
         Natural gas ($/mcf)                                6.21          4.41          5.72          4.48          2.54
         Natural gas liquids ($/bbl)                       32.19         24.01         31.03         31.52         17.43
         Oil equivalent ($/boe)                            36.87         28.73         32.76         31.59         19.15
RESERVES
Proved plus probable reserves
         Crude oil and NGL (mbbl)                        129,663       117,241       114,243        82,419        59,712
         Natural gas (bcf)                                 720.2         408.8         385.5         286.4         241.0
         Total (mboe)                                    249,704       185,371       178,496       130,147        99,879
TRUST UNIT TRADING
(based on intra-day trading)
Unit Prices
         High                                        $     14.87   $     13.44   $     13.54   $     12.15   $      9.35
         Low                                         $     10.89   $     11.04   $     10.25   $      8.35   $      6.10
         Close                                       $     14.74   $     11.90   $     12.10   $     11.30   $      8.75
Daily average trading volume (thousands)                     430           305           414           151            68
------------------------------------------------------------------------------------------------------------------------

(1)  Based on weighted average trust units and exchangeable shares.
(2)  Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(4)  Natural gas converted at 6:1.
(5) 2001 net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation.
(6) Net income and net income per unit has been restated for years 1999 through 2002 and for the first quarter of 2002 through the third quarter of 2003. The restatement was the result of the retroactive application of the change in accounting policy relating to Asset Retirement Obligations which was implemented in the fourth quarter of 2003.
(7) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures.

News Release - February 11, 2004
Page 15
--------------------------------------------------------------------------------


QUARTERLY REVIEW

                                                              2003                                 2002
($thousands, except per unit
and volume amounts)                             Q4         Q3        Q2        Q1       Q4       Q3       Q2       Q1
---------------------------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                   178,927    180,596   195,081   176,629  117,639  113,625  112,707  100,864
         Per unit (1)                         1.02       1.09      1.34      1.34     0.93     0.91     0.98     0.90
Cash flow                                   89,617     87,511   116,546   102,506   61,495   56,603   56,677   49,194
         Per unit (1)                         0.51       0.53      0.80      0.78     0.49     0.45     0.49     0.44
Net income (loss) (5) (6)                   54,465     41,535   128,159    66,042   28,374  (2,739)   29,643   15,769
         Per unit (7) (1)                     0.31       0.25      0.85      0.50     0.22   (0.02)     0.26     0.14
Cash distributions                          78,603     73,890    67,495    59,340   48,060   47,644   44,684   43,229
         Per unit (2)                         0.45       0.45      0.45      0.45     0.39     0.39     0.39     0.39
Net debt outstanding                       262,071    412,686   466,988   226,583  347,795  271,203  209,674  312,821
Weighted average units (thousands) (3)     174,991    166,365   145,546   131,379  126,370  124,794  115,235  111,838
---------------------------------------------------------------------------------------------------------------------
Units outstanding and issuable
     at period end                         182,777    167,531   163,184   139,239  126,444  126,270  122,359  111,957

CAPITAL EXPENDITURES
($thousands)
Geological & geophysical expenditures        2,846      1,171       656       998      556      619      519      272
Drilling and completions                    37,738     31,661    23,834    17,037   21,047   12,025   13,538   23,464
Plant and facilities                        15,512     11,917     4,831     4,204    4,265    3,115    2,944    4,033
Other capital expenditures                   1,418        391     1,325       224      861      380      285      355
---------------------------------------------------------------------------------------------------------------------
Total capital expenditures                  57,515     45,140    30,646    22,463   26,729   16,139   17,286   28,124
Producing property net acquisitions         (3,693)   (81,166)  (79,750)    3,000   61,952   46,018    9,344    1,799
Corporate acquisition                           --        258   721,332        --       --       --       --       --
Total capital expenditures and
    net acquisitions                        53,822   (35,768)   672,228    25,463   88,681   62,157   26,630   29,923

OPERATING
Production
         Crude oil (bbl/d)                  22,851     23,522    24,078    21,065   20,256   20,809   20,366   21,196
         Natural gas (mmcf/d)                180.8      182.0     175.7     117.3    109.2    109.1    106.9    113.9
         Natural gas liquids (bbl/d)         4,140      4,105     4,397     3,696    3,355    3,408    3,527    3,631
         Total (boe/d 6:1)                  57,120     57,968    57,759    44,313   41,808   42,394   41,713   43,805
Average prices
         Crude oil ($/bbl)                   31.69      32.76     33.71     40.41    30.20    33.68    32.40    30.22
         Natural gas ($/mcf)                  5.65       5.44      6.39      8.04     5.26     4.11     4.67     3.61
         Natural gas liquids ($/bbl)         30.14      30.92     28.83     39.99    27.49    25.23    23.38    20.17
         Oil equivalent ($/boe 6:1)          34.05      33.86     37.12     44.29    30.58    29.13    29.69    25.58
---------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING
(based on intra-day trading)
Unit Prices
         High                              $ 14.87    $ 13.88   $ 12.84   $ 12.34   $12.74   $12.98  $ 13.44  $ 13.18
         Low                               $ 13.31    $ 12.51   $ 11.29   $ 10.89   $11.04   $11.05  $ 11.85  $ 11.35
         Close                             $ 14.74    $ 13.55   $ 12.50   $ 11.59   $11.90   $12.80  $ 12.77  $ 13.14
---------------------------------------------------------------------------------------------------------------------
Daily average trading volume (thousands)       395        551       503       313      269      256      252      446
---------------------------------------------------------------------------------------------------------------------

(1)  Based on weighted average trust units and exchangeable shares.
(2)  Based on number of trust units outstanding at each cash distribution date.
(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(4)  Natural gas converted at 6:1.
(5) 2001 net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation.
(6) Net income and net income per unit has been restated for years 1999 through 2002 and for the first quarter of 2002 through the third quarter of 2003. The restatement was the result of the retroactive application of the change in accounting policy relating to Asset Retirement Obligations which was implemented in the fourth quarter of 2003.
(7) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures.

News Release - February 11, 2004
Page 16
--------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
As at December 31 (unaudited)

($CDN thousands)                                                                 2003                    2002
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                              $       12,295           $         835
     Accounts receivable                                                       68,768                  49,631
     Prepaid expenses                                                          10,400                   6,965
--------------------------------------------------------------------------------------------------------------
                                                                               91,463                  57,431
Reclamation fund                                                               17,181                  12,924
Property, plant and equipment (Note 6)                                      2,015,539               1,424,291
--------------------------------------------------------------------------------------------------------------
Goodwill (Note 4)                                                             157,592                      --
Total assets                                                           $    2,281,775           $   1,494,646
==============================================================================================================

LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities                          $       94,152           $      51,454
     Cash distributions payable                                                26,980                  16,044
     Current portion of long-term debt (Note 7)                                 9,047                      --
--------------------------------------------------------------------------------------------------------------
                                                                              130,179                  67,498
==============================================================================================================
Long-term debt (Note 7)                                                       223,355                 337,728
Asset retirement obligations (Notes 3 and 8)                                   66,657                  42,250
Commodity and foreign currency contracts (Note 9)                               4,883                   9,210
Retention bonuses (Note 10)                                                     3,000                   4,000
Future income taxes (Note 11)                                                 301,965                 153,209
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                             730,039                 613,895
==============================================================================================================

UNITHOLDERS' EQUITY
     Unitholders' capital (Note 12)                                         1,838,580               1,172,199
     Exchangeable shares (Note 13)                                             29,656                  35,326
     Contributed surplus (Notes 3 and 15)                                       3,471                      --
     Accumulated earnings (Note 3)                                            648,304                 362,173
     Accumulated cash distributions (Note 14)                                (968,275)               (688,947)
--------------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                   1,551,736                 880,751
Total liabilities and unitholders' equity                              $    2,281,775           $   1,494,646
==============================================================================================================

See accompanying notes to consolidated financial statements

News Release - February 11, 2004
Page 17
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
For the years ended December 31 (unaudited)

($CDN thousands, except per unit amounts)                                        2003                    2002
--------------------------------------------------------------------------------------------------------------
REVENUES
     Oil, natural gas, natural gas liquids and sulphur sales           $      731,233           $     444,835
     Royalties                                                               (150,995)                (85,155)
--------------------------------------------------------------------------------------------------------------
                                                                              580,238                 359,680
--------------------------------------------------------------------------------------------------------------
EXPENSES
     Operating                                                                140,734                  99,876
     General and administrative (Note 3)                                       22,566                  15,365
     Management fee (Note 10)                                                      --                   5,161
     Interest on long-term debt (Note 7)                                       18,482                  12,606
     Depletion, depreciation and accretion (Notes 6 and 8)                    218,551                 156,904
     Capital taxes                                                              1,812                   1,370
     Gain on foreign exchange                                                 (18,564)                   (607)
     Internalization of management contract (Note 10)                              --                  25,892
--------------------------------------------------------------------------------------------------------------
                                                                              383,581                 316,567
--------------------------------------------------------------------------------------------------------------
Income before future income tax recovery                                      196,657                  43,113
Future income tax recovery (Note 11)                                           93,544                  27,934
--------------------------------------------------------------------------------------------------------------
Net income                                                                    290,201                  71,047
--------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year                                       350,088                 282,195
Retroactive application of change in accounting policy (Note 3)                12,085                   8,931
--------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of year, as restated                          362,173                 291,126
Interest on convertible debentures (Note 4)                                    (4,070)                      -
--------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of year                                             648,304                 362,173
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Net income per unit (Note 16)
     Basic                                                             $         1.85           $        0.59
     Diluted                                                           $         1.82           $        0.59
==============================================================================================================

See accompanying notes to consolidated financial statements

News Release - February 11, 2004
Page 18
--------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31 (unaudited)

($CDN thousands)                                                                 2003                    2002
--------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net Income                                                             $      290,201           $      71,047
Add items not involving cash:
     Future income tax recovery                                               (93,544)                (27,934)
     Depletion, depreciation and accretion (Notes 6 and 8)                    218,551                 156,904
     Amortization of commodity and foreign currency contracts                 (15,687)                 (1,766)
     Trust unit incentive compensation (Notes 3 and 15)                         3,471                      --
     Internalization of management contract (Note 10)                              --                  25,892
     Unrealized gain on foreign exchange                                      (18,700)                   (174)
Cash received on terminated hedge contracts (Note 9)                           11,888                      --
--------------------------------------------------------------------------------------------------------------
Cash flow before change in non-cash working capital                           396,180                 223,969
Change in non-cash working capital                                             17,114                     999
--------------------------------------------------------------------------------------------------------------
                                                                              413,294                 224,968
--------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Repayments of long-term debt, net                                            (276,127)                 (3,750)
Issue of senior secured notes                                                      --                  47,163
Issue of Trust units                                                          358,526                 128,481
Trust unit issue costs                                                        (17,815)                 (6,459)
Cash distributions paid                                                      (268,392)               (184,167)
Interest paid on convertible debentures                                        (4,070)                     --
Payment of retention bonus                                                     (1,000)                     --
--------------------------------------------------------------------------------------------------------------
                                                                             (208,878)                (18,732)
--------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of Star, net of cash received (Note 4)                           (196,444)                     --
Acquisition of petroleum and natural gas properties                           (14,783)               (131,761)
Proceeds on disposition of petroleum and natural gas properties               166,392                  12,647
Capital expenditures                                                         (141,651)                (75,796)
Reclamation fund contributions and actual expenditures (Note 5)                (6,470)                 (5,806)
Internalization of management contract (Note 10)                                   --                  (5,331)
--------------------------------------------------------------------------------------------------------------
                                                                             (192,956)               (206,047)
--------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                               11,460                     189
CASH, BEGINNING OF YEAR                                                           835                     646
--------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                              12,295                     835
==============================================================================================================

See accompanying notes to consolidated financial statements

News Release - February 11, 2004
Page 19
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)

1.   STRUCTURE OF THE TRUST

     ARC Energy Trust (the "Trust") was formed on May 7, 1996 pursuant to a Trust indenture (the "Trust Indenture") which has been amended from time to time, most recently on May 16, 2003. Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the Trust units.

     The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. ("ARC Resources") and ARC Sask Energy Trust ("ARC Sask"). The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust. The business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.   SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

     In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Trust and its subsidiaries. Any reference to "the Trust" throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-entity transactions have been eliminated.

     REVENUE RECOGNITION
     Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by the Trust are recognized when title passes from the Trust to its customers.

     PROPERTY, PLANT AND EQUIPMENT ("PP&E")
     The Trust follows the full cost method of accounting. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

     DEPLETION AND DEPRECIATION
     Depletion of petroleum and natural gas properties and depreciation of production equipment, are calculated on the unit-of-production basis based on:

         (a) total estimated proved reserves calculated in accordance with National Instrument 51-101;

         (b)  total capitalized costs plus estimated
              future development costs of proved undeveloped reserves, including future estimated asset retirement costs, and less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

         (c) relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

News Release - February 11, 2004
Page 20
--------------------------------------------------------------------------------


     IMPAIRMENT

     The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

     Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

     Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Trust's future cash flows would be recorded as a permanent impairment.

     The cost of unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

     GOODWILL

     The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

     Goodwill is stated at cost less impairment and is not amortized.

     ASSET RETIREMENT OBLIGATIONS

     The Trust recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust's earnings in the period in which the settlement occurs.

     UNIT BASED COMPENSATION

     The Trust has established a Trust Unit Incentive Rights Plan (the "Plan") for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to unitholders to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the Plan using a traditional option pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights.

     Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements.

News Release - February 11, 2004
Page 21
--------------------------------------------------------------------------------


     Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

     The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

     INCOME TAXES

     The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

     The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in the Trust.

     HEDGING

     The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. Gains and losses on these contracts are recognized as a component of the related transaction.

     Gains and losses on terminated contracts are deferred under commodity and foreign currency contracts on the balance sheet and amortized to earnings over the remaining term of the original contract.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.


3.   CHANGES IN ACCOUNTING POLICIES

     FULL COST ACCOUNTING GUIDELINE

     In December 2003, the Trust adopted AcG-16 "Oil and Gas Accounting - Full Cost", the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") which replaces AcG-5 "Full Cost Accounting in the Oil and Gas Industry".

     Under AcG-5, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the "ceiling".

     There were no changes to net income, PP&E or any other reported amounts in the financial statements as a result of adopting this guideline.

     ASSET RETIREMENT OBLIGATIONS

     In December 2003, the Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations". This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

     Previously, the Trust recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

     As a result of this change, net income for the year ended December 31, 2003 increased by $6.4 million ($6.6 million net of a future income tax expense of $0.2 million). The ARO increased by $13.6 million, PP&E net of accumulated depletion increased by $41.1 million and the future income tax liability increased by $9 million as at December 31, 2003. Opening 2003 accumulated earnings increased by $12.1 million ($20.9 million net of a future income tax expense of $8.8 million) to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision, on the asset retirement obligation recorded retroactively to 1996.

News Release - February 11, 2004
Page 22
--------------------------------------------------------------------------------


     The previously reported amounts for 2002 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2002 increased by $3.2 million ($4.9 million net of a future income tax expense of $1.7 million). The ARO liability as at December 31, 2002 increased by $5.8 million to $42.3 million, PP&E increased by $26.7 million to $1.4 billion, net of accumulated depletion and future income tax liability increased by $8.8 million as at December 31, 2002. Opening 2002 accumulated earnings increased by $8.9 million ($16 million net of a future income tax expense of $7.1 million) to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision. The future income tax liability in 2002 increased by $8.8 million.

     There was no impact on the Trust's cash flow as a result of adopting this new policy. See Note 8 for additional information on the future liability and impact on the financial statements.

     UNIT-BASED COMPENSATION PLAN

     The Trust elected to prospectively adopt amendments to CICA Handbook
     Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its' unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensation expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. Previously, the Trust accounted for compensation expense based on the intrinsic value of the rights at the grant date.

     For rights granted in 2002 and prior years, the Trust elected to continue accounting for the related compensation expense based on the intrinsic value at the grant date and, for rights granted in 2002, to disclose pro forma results as if the amended accounting standard had been adopted retroactively. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to rights granted in 2002 and the pro forma results are disclosed in Note 15.

     As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $3.5 million and contributed surplus increased by $3.5 million. See Note 15 for additional information regarding the nature of the plan and the associated compensation expense.

     DISCLOSURE OF GUARANTEES

     In January 2003, the Trust adopted AcG-14 "Disclosure of Guarantees". This guideline requires the Trust to disclose all guarantees issued to third parties. There was no impact on net income as a result of adopting this new guideline.

4.   ACQUISITION OF STAR OIL & GAS LTD.

     Effective April 16, 2003, the Trust acquired all of the issued and outstanding shares of Star. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

         NET ASSETS ACQUIRED
              Working capital (including cash of $5,646)               17,273
              Property, plant and equipment                           794,043
              Site reclamation liability                               (5,019)
              Future income taxes                                    (242,299)
              Goodwill                                                157,592
         ---------------------------------------------------------------------
         TOTAL NET ASSETS ACQUIRED                                    721,590
         ---------------------------------------------------------------------

         FINANCED BY:
              Cash fees paid                                            2,177
              Cash paid for shares                                    199,913
              Convertible debentures                                  320,000
              Debt assumed                                            199,500
         ---------------------------------------------------------------------
         TOTAL PURCHASE PRICE                                         721,590
         ---------------------------------------------------------------------

     The amount recorded to property, plant and equipment of $794 million represents the fair value, for accounting purposes, of the acquired assets as determined by an independent reserve evaluation. Included in this amount is a $72.5 million adjustment to reflect a portion of the future income tax liability recorded on acquisition up to the fair value of the acquired assets. The remaining $157.6 million of the future income tax liability recorded on acquisition has been recorded as goodwill.

News Release - February 11, 2004
Page 23
--------------------------------------------------------------------------------


     The future income tax liability was determined based on the enacted income tax rate of 42 per cent as at April 16, 2003. The future income tax liability on the acquisition of Star was not adjusted for the subsequent reduction in corporate income tax rates.

     In conjunction with the Star acquisition, the Trust issued $320 million of convertible debentures to the shareholder of Star.

     Between May 30, 2003 and August 5, 2003, all $320 million of the convertible debentures were converted into Trust units. A total of 27,027,027 units were issued as a result of the conversions.

     Based on the terms of the convertible debentures, interest of $4.1 million for the year-ended December 31, 2003, has been recorded as a reduction of the accumulated earnings in accordance with the equity classification of the debentures.

     The convertible debentures were subordinated to senior debt and paid a quarterly coupon commencing on June 30, 2003 of eight per cent per annum to March 31, 2005 and increasing to 10 per cent per annum from June 30, 2005 through to maturity on June 30, 2008. The Trust had the right to redeem the debentures in full at any time with cash or the Trust could have redeemed $40 million per quarter commencing on June 30, 2003, using a combination of cash and Trust units. The Trust had the right to satisfy payment at maturity by issuing Trust units. Holders of the convertible debentures could have converted the debentures into Trust units at $11.84 per unit through June 30, 2005 and $11.38 per unit after June 30, 2005 to maturity

     Certain properties acquired in conjunction with the Star acquisition were subsequently sold to third parties for proceeds of $78.2 million. These transactions closed on May 2, 2003.

     These consolidated financial statements incorporate operations of Star effective April 16, 2003.

5.   RECLAMATION FUND

     ($CDN thousands, except per unit amounts)             2003            2002
     ---------------------------------------------------------------------------
     Balance, beginning of year                      $   12,924       $  10,147
     Contributions, net of actual expenditures            3,600           2,000
     Interest earned on fund                                657             777
     ---------------------------------------------------------------------------
     Balance, end of year                            $   17,181       $  12,924
     ===========================================================================

     A reclamation fund was established to fund future asset retirement obligation costs. The Board of Directors of ARC Resources has approved contributions over a 20-year period which results in minimum annual contributions of $6 million ($4 million in 2002) based upon properties owned as at December 31, 2003. Contributions to the reclamation fund and interest earned on the reclamation fund balance have been deducted from the cash distributions to the unitholders. During the year, $1.9 million ($2 million in 2002) of actual expenditures were charged against the reclamation fund.

6.   PROPERTY, PLANT AND EQUIPMENT

     ($CDN thousands, except per unit amounts)               2003          2002
     ---------------------------------------------------------------------------
     Property, plant and equipment, at cost           $ 2,733,118   $ 1,926,277
     Accumulated depletion and depreciation              (717,579)     (501,986)
     ---------------------------------------------------------------------------
     Property, plant and equipment, net               $ 2,015,539   $ 1,424,291
     ===========================================================================

     The calculation of 2003 depletion and depreciation included an estimated $315.8 million ($190.1 million in 2002) for future development costs associated with proved undeveloped reserves and excluded $19.3 million ($12.6 million in 2002) for the estimated future net realizable value of production equipment and facilities and $50 million ($19.7 million in 2002) for the estimated value of unproved properties.

     Included in the Trust's PP&E balance is $41.1 million ($26.7 million in 2002), net of accumulated depletion, relating to the ARO.

     The Trust performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of PP&E. The crude oil and natural gas futures prices were obtained from third parties and were adjusted for commodity differentials specific to the Trust. Future prices were obtained for the period of 2004 to 2008 inclusive and then escalated based on escalation factors in the Trust's year end independent reserves evaluation. Based on these

News Release - February 11, 2004
Page 24
--------------------------------------------------------------------------------


     assumptions, the present value of future net revenues from the Trust's proved plus probable reserves exceeded the carrying value of the Trust's PP&E at December 31, 2003.

                                WTI OIL                FOREIGN              WTI OIL                  AECO GAS
     YEAR                     ($US/BBL)          EXCHANGE RATE           ($CDN/BBL)              ($CDN/MMBTU)
     --------------------------------------------------------------------------------------------------------
     2004                         30.18                   0.77                39.43                      5.72
     2005                         27.44                   0.76                36.12                      5.42
     2006                         26.67                   0.75                35.33                      5.27
     2007                         26.61                   0.75                35.43                      5.23
     2008                         26.78                   0.75                35.77                      5.18
     --------------------------------------------------------------------------------------------------------
     2009 - 2014 (1)                 --                                                                    --
     Remainder (2)                 1.5%                                                                  1.5%
     ========================================================================================================

     (1) Percentage change represents the average for the period noted.
     (2) Percentage change represents the change in each year after 2014 to the end of the reserve life.

7.   LONG-TERM DEBT

                                                                                 2003                    2002
     --------------------------------------------------------------------------------------------------------
     Revolving credit facilities - CAD denominated                     $      111,298           $     235,054
     Revolving credit facilities - USD denominated (US$28.4 million)           37,098                      --
     Senior secured notes:
         Senior secured notes (2000 issue - US$35 million)                     45,234                  55,286
         Senior secured notes (2002 issue - US$30 million)                     38,772                  47,388
     --------------------------------------------------------------------------------------------------------
     Total debt outstanding                                            $      232,402           $     337,728
     --------------------------------------------------------------------------------------------------------
     Current portion of debt                                                    9,047                      --
     --------------------------------------------------------------------------------------------------------
     Long-term debt                                                    $      223,355           $     337,728
     ========================================================================================================

     The Trust has five revolving credit facilities to a combined maximum of $620 million including US$65 million of Senior Secured Notes (the "Notes").

     The revolving credit facilities each have a 364 day extendable revolving period and a two year term. Borrowings under the facilities bear interest at bank prime (4.5 per cent at December 31, 2003) or, at the Trust's option, Canadian dollar or U.S. dollar bankers' acceptances plus a stamping fee. The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving periods for another year. In the event that the revolving periods are not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable on April 30, 2005 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period. Collateral for the loans is in the form of floating charges on all lands and assignments and negative pledges on specific petroleum and natural gas properties.

     The US$65 million Notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement. The first issue of US$35 million Notes were issued in 2000, bear interest at 8.05 per cent, and require equal principal payments of US$7 million over a five year period commencing in 2004. The second issue of US$30 million Notes were issued in 2002, bear interest at 4.94 per cent, and require equal principal payments of US$6 million over a five year period commencing in 2006. Security for the Notes is in the form of floating charges on all lands and assignments. The Notes rank pari pasu to the revolving credit facilities.

     The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank in priority to cash distributions payable to unitholders. Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

     Interest paid during the year did not differ significantly from interest expense.

8.   ASSET RETIREMENT OBLIGATIONS

     The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $66.7 million as at December 31, 2003 based on a total future liability of $218 million. These payments are expected to be made over the next 61 years with the majority of costs incurred between 2014 and 2018. The Trust's credit adjusted risk free rate of seven per cent and an inflation rate of 1.5 per cent were used to calculate the present value of the asset retirement obligation.

News Release - February 11, 2004
Page 25
--------------------------------------------------------------------------------


     The following table reconciles the Trust's asset retirement obligations:

                                                            2003           2002
     --------------------------------------------------------------------------
     Carrying amount, beginning of year               $   42,250     $   37,239
     Increase in liabilities during the year              23,662          5,434
     Settlement of liabilities during the year            (2,213)        (3,030)
     Accretion expense                                     2,958          2,607
     ---------------------------------------------------------------------------
     CARRYING AMOUNT, END OF YEAR                     $   66,657     $   42,250
     ===========================================================================

9.   FINANCIAL INSTRUMENTS

     The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

     The Trust is exposed to losses in the event of default by the counterparties to these derivative instruments. The Trust manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties.

     Financial instruments of the Trust carried on the balance sheet consist mainly of current assets, reclamation fund investments, current liabilities, retention bonuses, commodity and foreign currency contracts and long-term debt. Except as noted below, as at December 31, 2003 and 2002, there were no significant differences between the carrying value of these financial instruments and their estimated fair value.

     Substantially all of the Trust's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

     The fair value of the US$65 million fixed rate Senior Secured Notes approximated CAD$85.3 million as at December 31, 2003 (CAD$109.5 million in 2002).

     During the year, the Trust terminated foreign exchange contracts with four different counterparties which resulted in a cash payment to the Trust of $11.9 million. To December 31, 2003, $10.5 million of the payment had been amortized to earnings and the remaining $1.4 million has been recorded on the balance sheet as commodity and foreign currency contracts.

News Release - February 11, 2004
Page 26
--------------------------------------------------------------------------------


     The following derivative contracts were outstanding as at December 31, 2003. Settlement of these contracts, which have no book value, would have resulted in a net payment by the Trust of $14.8 million as at December 31, 2003.

     ------------------------------------------------------------------------------------------------------------------
                                               Daily         Average Contract         Price
     Commodity Contracts                    Quantity            Prices ($)(1)         Index                       Term
     ------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts (2)  6,500 bbls                    34.89           WTI       January - March 2004
                                          2,000 bbls                    33.60           WTI          April - June 2004
     Crude oil fixed price contracts
     (embedded put option) (3)            7,000 bbls            35.91 (30.09)           WTI       January - March 2004
                                         11,000 bbls            37.13 (31.02)           WTI                 April 2004
                                         11,000 bbls            37.20 (31.02)           WTI            May - June 2004
                                          5,000 bbls            36.72 (31.02)           WTI       July - December 2004
     Crude oil collared contracts
     (embedded put option) (3)            2,000 bbls   31.02  - 35.54 (25.85)          WTI    January - December 2004

     Natural gas fixed price contracts     15,000 GJ                     6.75          AECO       January - March 2004
                                        10,000 mmbtu                     5.23         NYMEX       January - March 2004
                                            5,000 GJ                     6.25          AECO       April - October 2004
                                        10,000 mmbtu                     4.65         NYMEX       April - October 2004

     Natural gas collared contracts        15,000 GJ              5.00 - 6.63          AECO       April - October 2004

     Natural gas collared contracts
     (embedded put option) (3)          30,000 mmbtu      6.68 - 10.06 (5.39)         NYMEX       January - March 2004

     Natural gas fixed differential
     contracts (4)                      30,000 mmbtu                   0.6467    AECO/NYMEX       January - March 2004

     Natural gas put option                25,000 GJ                     5.00          AECO       January - March 2004

     Natural gas call option                5,000 GJ                     7.00          AECO       January - March 2004

     Natural gas fixed price physical
     delivery contract                      5,275 GJ                     6.74          AECO       January - March 2004
     ==================================================================================================================

                                                            Average            Average
                                                   Monthly Contract           Contract
     Foreign Currency Contracts                     Amount (US$000)               Rate                            Term
     ------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)             6,518             1.3575         January - December 2004
     ------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)
     (embedded put option) (3)                                5,579    1.3418 (1.2686)         January - December 2004
     ==================================================================================================================

                                                             Hourly           Contract
     Electricity Contract                                  Quantity          Price ($)                            Term
     ------------------------------------------------------------------------------------------------------------------
     Fixed price electricity contract                        5 MW/h             $63.00    January 2004 - December 2010
     =================================================-=================================================================

     Of the remaining $4.9 million commodity and foreign currency contracts balance on the balance sheet, $3.5 million relates to the following natural gas contract which was assumed in conjunction with the Startech acquisition. Settlement of this contract would have resulted in a net payment by the Trust of $3.8 million as at December 31, 2003.

     ------------------------------------------------------------------------------------------------------------------
                                                 Daily    Average Contract     Price
     Commodity Contracts                      Quantity      Prices ($) (1)     Index                              Term
     ------------------------------------------------------------------------------------------------------------------
     Natural gas fixed price contracts        4,000 GJ                2.71      AECO            January - October 2004
     ==================================================================================================================

     (1) Commodity contracts denominated in US$ have been converted to CAD$ at the period end exchange rate of 1.2924.
     (2) Counterparty exercised option on December 31, 2003 for a fixed price contract pursuant to a "swaption contract". The option was for a US$26.00/bbl fixed price oil contract for the period from January - June 2004.
     (3) The counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.
     (4) The differential between the AECO and NYMEX price indices has been fixed.

News Release - February 11, 2004
Page 27
--------------------------------------------------------------------------------


10.  INTERNALIZATION OF MANAGEMENT CONTRACT

     Effective August 29, 2002, the Trust acquired all of the outstanding common shares of ARC Resources Management Ltd., ("ARML"), the Manager of the Trust. Total consideration for the transaction consisted of a cash payment of $4.3 million, the issuance of 298,648 Trust Units and 3,281,279 Exchangeable Shares to the Shareholders of ARML and the assumption of a liability to pay retention bonuses to the Management of the Trust in the amount of $5 million as detailed below:

     Total consideration
     ---------------------------------------------------------------------------
          Cash                                                      $     4,247
          Trust units issued                                              3,802
          Exchangeable shares issued                                     41,771
          Assumption of liability for retention bonuses                   5,000
          Costs associated with the transaction                           1,083
     ---------------------------------------------------------------------------
     Total purchase price                                           $    55,903
     ===========================================================================

     Prior to the acquisition, the Trust paid fees to ARML equal to three per cent of net production revenue and fees of 1.5 per cent and 1.25 per cent, respectively on the purchase price of acquisitions and dispositions in accordance with the terms of the management agreement between the Trust and ARML. The acquisition resulted in the elimination of all fees under the existing management agreement which would have otherwise been in effect for a minimum five year period. Effective August 29, 2002, all fees under the management agreement between the Manager and the Trust were eliminated pursuant to the internalization of the management contract.

     Of the total purchase price, $30 million was capitalized as property, plant and equipment. The capitalized amount includes $25 million for ARML's three per cent interest in the net production revenue of the Trust over the agreement term based on existing established reserves at the time of the transaction and $5 million for the retention bonuses. The retention bonuses are to be paid over a five year period to former management of ARML who are continuing in their capacities with the Trust. The remaining portion of the purchase price of $25.9 million was expensed in the current period. The expensed portion represents future management, acquisition and disposition fees on incremental reserves over the remaining five year term of the management agreement and the value of directly hiring existing management and staff of ARML.

     Total acquisition and disposition fees paid to the Manager in 2002, prior to the elimination of the management agreement on August 29, 2002, were $895,000. These fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of property, plant and equipment. During 2002, the Manager was reimbursed $9,327,000 for general and administrative expenses incurred on behalf of the Trust to the date of the elimination of the management agreement on August 29, 2002.

11.  INCOME TAXES

     In 2003, Royal Assent was received, thereby legislating certain reductions in corporate income tax rates. The rate reductions are to be phased in over five years commencing in 2003. The rate changes incorporate a reduction in the applicable tax rate on resource income from 28 per cent to 21 per cent, provide for the deduction of crown royalties and eliminate the deduction for resource allowance. As a result of the rate changes, the Trust's income tax rate applied to temporary differences decreased to approximately 35 per cent compared to 42 per cent effective January 1, 2003.

     As a result of the change in corporate income tax rates, the Trust recorded a future income tax recovery of $66.1 million in 2003. Of this amount, $39.2 million was attributed to the future income tax liability recorded on the Star acquisition.

News Release - February 11, 2004
Page 28
--------------------------------------------------------------------------------


     The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before future income tax recovery as follows:

                                                                          2003            2002
     ------------------------------------------------------------------------------------------
     Income before future income tax recovery                   $      196,657   $      43,113
     ------------------------------------------------------------------------------------------
     Expected income tax expense at statutory rates                     80,118          18,366
     Effect on income tax of:
         Net income of the Trust                                       (92,299)        (46,441)
         Effect of change in corporate tax rate                        (66,099)             --
         Resource allowance                                            (10,857)         (3,820)
         Non-deductible crown charges                                    2,434           3,681
         Alberta Royalty Tax Credit                                         39            (230)
         Capital Tax                                                       738             584
         Unrealized (gain) loss on foreign exchange                     (7,618)            (74)
     ------------------------------------------------------------------------------------------
     Future income tax recovery                                 $      (93,544)  $     (27,934)
     ==========================================================================================

     The net future income tax liability is comprised of:

                                                                          2003            2002
     ------------------------------------------------------------------------------------------
     Future tax liabilities:
         Capital assets in excess of tax value                  $      326,720   $     173,848
     Future tax assets:
         Attributed Canadian royalty income                             (6,767)         (6,356)
         Asset retirement obligations                                  (17,721)        (13,456)
         Deductible share issue costs                                     (267)           (827)
     ------------------------------------------------------------------------------------------
     Net future income tax liability                            $      301,965   $     153,209
     ==========================================================================================

     The petroleum and natural gas properties and facilities owned by the Trust's corporate subsidiaries have an approximate tax basis of $288.9 million ($210 million in 2002) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $66 million ($74 million in 2002) which expire in the years through 2010.

     No current income taxes were paid or payable in 2003 or 2002.

12.  UNITHOLDERS' CAPITAL

     The Trust is authorized to issue 650 million Trust units of which 179.8 million units were issued and outstanding as at December 31, 2003.

     On February 25, 2003, the Trust issued 12,500,000 Trust units at $11.50 per unit for proceeds of $143.8 million ($136.4million net of issue costs) pursuant to a public offering prospectus dated February 18, 2003.

     On November 17, 2003, the Trust issued 14,500,000 Trust units at $13.40 per Trust unit for proceeds of $194.3 million ($184.4 million net of issue costs) pursuant to a public offering prospectus dated November 10, 2003.

     Effective August 6, 2003, the Trust amended the Distribution Reinvestment Plan ("DRIP") in conjunction with the Trusts' transfer agent to provide the option for Unitholders to reinvest cash distributions into additional Trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions. In 2003, the Trust issued 982,563 units for proceeds of $12.5 million (242,000 units for proceeds of $2.9 million in 2002) pursuant to the DRIP.

News Release - February 11, 2004
Page 29
--------------------------------------------------------------------------------


                                                              2003                             2002
     ----------------------------------------------------------------------------------------------------------
                                                    NUMBER OF                        Number of
     TRUST UNITS ISSUED                            TRUST UNITS              $      Trust Units               $
     ----------------------------------------------------------------------------------------------------------
     Balance, beginning of year                        123,305      1,172,199          110,609       1,029,538
     Issued for cash                                    27,000        338,050           10,000         120,500
     Issued on conversion of
         convertible debentures(Note 4)                 27,027        320,000               --              --
     Issued to ARML shareholders (Note 10)                  --             --              299           3,802
     Issued on conversion of ARML
         exchangeable shares (Note 13)                      60            708            1,086          13,683
     Issued on conversion of ARL
         exchangeable shares (Note 13)                     504          4,962              343           3,154
     Issued on exercise of employee rights (Note 15)       901          8,015              726           5,035
     Distribution reinvestment program                     983         12,461              242           2,946
     Trust unit issue costs                                 --        (17,815)              --          (6,459)
     ----------------------------------------------------------------------------------------------------------
     Balance, end of year                              179,780      1,838,580          123,305       1,172,199
     =========================================================================================================

     The Trust has a Unitholders' Rights Plan which provides for the issuance of additional Trust units in certain events when one party acquires more than 20 per cent of the outstanding units of the Trust.

13.  EXCHANGEABLE SHARES

     The ARC Resources Ltd. exchangeable shares ("ARL Exchangeable shares") were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech acquisition. The issue price of the exchangeable shares was determined based on the weighted average trading price of Trust units preceding the date of announcement of the acquisition. The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     ARL Exchangeable Shares can be converted (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date. The exchangeable shares are not eligible for distributions and, in the event that they are not converted, any outstanding shares are redeemable by the Trust for Trust units on or after February 1, 2004 until February 1, 2010. The ARL Exchangeable Shares are publicly traded.

     The ARML Exchangeable Shares were issued on August 29, 2002 to shareholders of ARML at $12.73 per exchangeable share pursuant to the acquisition of all of the outstanding common shares of ARML (see Note 10). The issue price of the exchangeable shares was determined based on the ten day weighted average trading price of the Trust units preceding the date of announcement of the transaction. The exchangeable shares issued to ARML shareholders were a new series of exchangeable shares which were not publicly traded. The ARML Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

     The ARML Exchangeable Shares were convertible (at the option of the holder) into Trust units at any time. The number of Trust units issuable upon conversion was based upon the exchange ratio in effect at the conversion date. The exchange ratio was calculated monthly based on the exchange ratio for the prior month times the cash distribution paid to unitholders divided by the ten day weighted average unit price preceding the record date. The exchangeable shares were not eligible for distributions and, any outstanding shares were redeemable by the Trust for Trust units on or after August 30, 2005 until August 29, 2012.

     On May 16, 2003, the Trust merged ARC Resources and ARML and in turn converted all issued and outstanding ARML exchangeable shares into ARL exchangeable shares. Pursuant to the merger, holders of ARML exchangeable shares received 0.80676 ARL exchangeable shares for each ARML exchangeable share. This transaction had no impact on the total number of Trust units outstanding or issuable for exchangeable shares. The terms of the ARL exchangeable shares were revised upon conversion to carry the same terms and provisions as had applied to the ARML exchangeable shares

News Release - February 11, 2004
Page 30
--------------------------------------------------------------------------------


                                                              2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       Number of
     ARL EXCHANGEABLE SHARES                            SHARES              $           Shares               $
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of year                            637          7,238              915          10,392
     Exchanged for Trust units                            (361)        (4,962)            (278)         (3,154
     Issued on conversion of
         ARML exchangeable shares                        1,735         27,380               --              --
     ---------------------------------------------------------------------------------------------------------
     Balance, end of year                                2,011         29,656              637           7,238
     Exchange ratio, end of year                       1.49013             --          1.31350              --
     ---------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion,
          end of year                                    2,997         29,656              837           7,238
     =========================================================================================================


                                                              2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                     NUMBER OF                       Number of
     ARML EXCHANGEABLE SHARES                           SHARES              $           Shares               $
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          2,206         28,088               --              --
     Issued to ARML shareholders                             -              -            3,281          41,771
     Exchanged for Trust units                             (56)          (708)          (1,075)        (13,683
     Converted to ARL exchangeable shares               (2,150)       (27,380)              --              --
     ---------------------------------------------------------------------------------------------------------
     Balance, end of year                                   --             --            2,206          28,088
     Exchange ratio, end of year                            --                         1.04337
     ---------------------------------------------------------------------------------------------------------
     Trust units issuable upon conversion,
         end of year                                        --             --            2,302          28,088
     =========================================================================================================

14.  RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

     Cash distributions are calculated in accordance with the Trust Indenture. To arrive at cash distributions, cash flow from operations, before changes in non-cash working capital, is reduced by reclamation fund contributions including interest earned on the fund, a portion of capital expenditures, debt repayments, and interest paid on the convertible debentures. The portion of cash flow withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

                                                                                         2003             2002
     ---------------------------------------------------------------------------------------------------------
     Cash flow from operations before changes in non-cash working capital       $     396,180     $    223,969
     Add (deduct):
         Cash withheld to fund current period capital expenditures                   (106,625)         (35,612)
         Reclamation fund contributions and interest earned on fund                    (6,157)          (4,777)
         Interest on convertible debentures                                            (4,070)              --
         Current period accruals                                                           --               37
     ---------------------------------------------------------------------------------------------------------
     Cash distributions                                                               279,328          183,617
     Accumulated cash distributions, beginning of year                                688,947          505,330
     ---------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of year                                $     968,275     $    688,947
     =========================================================================================================
     Cash distributions per unit (1)                                            $        1.80     $       1.56
     Accumulated cash distributions per unit, beginning of year                         10.64             9.08
     ---------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of year                       $       12.44     $      10.64
     =========================================================================================================

     (1) Cash distributions per Trust unit reflect the sum of the per Trust unit amounts declared monthly to unitholders.

15.  TRUST UNIT INCENTIVE RIGHTS PLAN

     The Plan was established in 1999. The Trust is authorized to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,839,088 rights were granted to December 31, 2003. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust units as at the date of grant and the maximum term of each right is not to exceed ten years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (ten per cent annually) of the Trust's net book value of property, plant and equipment (the "Excess Distribution"), as determined by the Trust.

     During the year, the Trust granted 2,991,099 rights (1,334,072 in 2002) to employees, independent directors and long-term consultants to purchase Trust units at exercise prices ranging from $11.59 to $14.74 per Trust unit

News Release - February 11, 2004
Page 31
--------------------------------------------------------------------------------


     ($11.47 to $12.80 in 2002). Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary date of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to unitholders exceeding ten per cent of the Trust's net book value of property, plant and equipment.

     A summary of the changes in rights outstanding under the plan is as follows:

                                                              2003                             2002
     ---------------------------------------------------------------------------------------------------------
                                                                     WEIGHTED                         Weighted
                                                                      AVERAGE                          Average
                                                        NUMBER       EXERCISE           Number        Exercise
                                                     OF RIGHTS      PRICE ($)        of Rights       Price ($)
     ---------------------------------------------------------------------------------------------------------
     Balance, beginning of year                          3,041          10.64            2,509            9.05
     Granted                                             2,991          12.15            1,334           12.57
     Exercised                                            (901)          8.89             (726)           6.94
     Cancelled                                            (262)         11.61              (76)          10.91
     ---------------------------------------------------------------------------------------------------------
     Balance before reduction of exercise price          4,869          11.84            3,041           11.05
     Reduction of exercise price                            --          (0.55)              --           (0.41)
     ---------------------------------------------------------------------------------------------------------
     Balance, end of year                                4,869          11.29            3,041           10.64
     =========================================================================================================

     A summary of the plan as at December 31, 2003 is as follows:

                                       Adjusted            Number                  Remaining        Number of
           Exercise Price              Exercise         of Rights           Contractual Life            Rights
            At Grant Date                 Price       Outstanding          of Rights (years)       Exercisable
     ---------------------------------------------------------------------------------------------------------
       $             8.20     $            4.58                81                       0.33                81
                     9.10                  6.11               103                       1.33               104
                    11.94                 10.24               680                       2.34               309
                    12.57                 12.28             1,114                       3.42               309
                    12.15                 11.77             2,891                       4.39                --
     ---------------------------------------------------------------------------------------------------------
                    12.09                 11.29             4,869                       3.75               803
     =========================================================================================================

     The Trust recorded compensation expense and contributed surplus, based on the year-end unit price, of $3.5 million for three million rights issued on or after January 1, 2003. This amount was reduced by $0.01 million for rights issued on or after January 1, 2003 which were subsequently cancelled prior to vesting.

     For rights granted in 2002, the Trust has elected to disclose pro forma results as if the amended accounting standard had been applied retroactively. For the year-ended December 31, 2003, the Trust's net income would have decreased by $3.5 million for the estimated compensation cost associated with rights granted under the plan between January 1 and December 31, 2002.

     PRO FORMA RESULTS                                                                   2003             2002
     ---------------------------------------------------------------------------------------------------------
     Net income as reported                                                           290,201           71,047
     Less: compensation expense for rights issued in 2002 (1)                           3,483               --
     ---------------------------------------------------------------------------------------------------------
     Pro forma net income                                                             286,718           71,047
     Basic net income per trust unit (2)
         As reported                                                                     1.85             0.59
         Pro forma                                                                       1.83             0.59
     ---------------------------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                                                     1.82             0.59
         Pro forma                                                                       1.79             0.59
     =========================================================================================================

     (1) No compensation expense has been recorded for 2002 as the adjusted exercise price of the rights exceeded the market price of the Trust units.
     (2) Net income in the basic per trust unit calculation has been reduced by interest on the convertible debentures of $4.1 million in 2003 (nil
         2002).

News Release - February 11, 2004
Page 32
--------------------------------------------------------------------------------


16.  BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

     Net income per Trust unit has been determined based on the following:

                                                                                         2003             2002
     ---------------------------------------------------------------------------------------------------------
     Weighted average trust units                                                     151,698          116,474
     Trust units issuable on conversion of exchangeable shares                          2,997            3,139
     ---------------------------------------------------------------------------------------------------------
     Weighted average trust units and exchangeable shares (1)                         154,695          119,613
     Dilutive impact of rights and convertible debentures (2)                           5,105              561
     ---------------------------------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                                     159,800          120,174
     =========================================================================================================

     (1) Weighted average Trust units and exchangeable shares reflects the exchangeable shares outstanding at year-end having been converted at the year-end exchange ratio to represent the Trust unit equivalent.
     (2) Diluted unit calculations excluded 118,700 rights in 2003 (1,326,490 rights in 2002) which would have been anti-dilutive.

     Net income in the basic per Trust unit calculation has been reduced by interest on the convertible debentures of $4.1 million in 2003 (nil in 2002). There were no adjustments to net income in calculating diluted per share amounts.

     2002 net income per Trust unit has been restated for the change in accounting policy for asset retirement obligations.

17.  COMMITMENTS AND CONTINGENCIES

     The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results of operations.

     The Trust has natural gas supply contracts with the Pan Alberta Aggregator Pool ("the Pool") which is expected to be terminated in 2004. Upon termination, the transportation and marketing commitments of the Pool will be assigned to the respective producers who hold natural gas supply contracts. Although amounts have not been determined at this time, it is expected that the Trust's portion of the commitments will not exceed $12 million from the date of termination date through to 2012.

     The Trust has certain commitments regarding the purchase of fluids for reservoir injection purposes. The commitment amount is for the period 2004 through 2011. The Trust's portion of the commitment is currently estimated to be US$29 million for the period of 2004 through 2011. The annual amount is expected to vary over the commitment period.


ARC RESOURCES LTD.


John P. Dielwart
President and Chief Executive Officer

                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9